UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CIM Opportunity Zone Fund, L.P.
(Full Name of Registrant)

(Former Name if Applicable)

4700 Wilshire Boulevard
(Address of Principal Executive Office (Street and Number))

Los Angeles, California 90010
(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously disclosed on the Current Report on Form 8-K filed by CIM Opportunity Zone Fund, L.P. (the “Fund”) on February 27, 2024, the Fund received a comment letter from the Corporation Finance Staff of the Securities and Exchange Commission (the “Staff”) relating to, among other things, certain accounting matters. Part of the Staff’s review focused on the appropriateness of the Fund’s application of investment company accounting methods based on its interpretation of the criteria prescribed under Accounting Standards Codification 946, Financial Services – Investment Companies (“ASC 946”) to the Fund. Ultimately, the Staff advised the Fund that it did not agree with the Funds application of ASC 946 in its financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Following the review process and after further consideration, the Fund concluded on February 21, 2024, that its historical annual audited financial statements (and audit report) included in the Fund’s registration statement on Form 10, as amended, and the previously issued interim unaudited financial statements for each of the periods ended June 30, 2023 and September 30, 2023 as contained in the Fund’s Quarterly Reports on Form 10-Q (together, the “Impacted Financial Statements”) should be restated. The Fund will include restated consolidated financial statements for the affected periods in an amended Form 10 and amended Form 10-Qs, as applicable, in accordance with U.S. GAAP to be filed with the Securities and Exchange Commission. These restated financial statements will generally reflect the assets and liabilities of the Fund at historical cost rather than at fair value. In relation to the above, the Fund identified a material weakness in its internal control over financial reporting and is evaluating its remediation plan as of December 31, 2023.
As a result of the determination to restate the Impacted Financial Statements, the Fund is unable to complete and file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (“2023 Form 10-K”) and to restate its financial statements and accompanying disclosures for the Impacted Financial Statements by the filing deadline for the Company’s 2023 Form 10-K of April 1, 2024. The Fund intends to file the Form 10-K as soon as practicable.

PART IV — OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification

David Thompson	(323)	860-4900
(Name)	(Area Code)	(Telephone Number)
(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Results of operations and net income are expected to increase significantly for the twelve months ended December 31, 2023 compared to the twelve months ended December 31, 2022 due to the placement of properties into operation in 2023. This financial information is preliminary, unaudited, and subject to change pending completion of the 2023 Form 10-K.
The foregoing statements are based on our current expectations and assumptions as of the date of this filing and involve a number of risks and uncertainties which may cause actual results to differ from these preliminary estimates. The risks include, but are not limited to, unexpected changes arising during the ongoing quarterly review procedures. Except for historical information contained herein, the statements in this Form 12b-25 are forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to a number of risks and uncertainties that may cause actual events and results to differ materially from the forward-looking statements. Such risks and uncertainties include those described in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, particularly the “Risk Factors” sections of such filings, and other filings with the SEC, including the Form 8-K. Accordingly, no assurances can be given that the actual events and results will not be materially different than the anticipated results described in the forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements and are urged to carefully review and consider the various disclosures made in the Company’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings made with the SEC from time to time that disclose risks and uncertainties that may affect the Company’s business. The forward-looking statements in this Form 12b-25 are made as of the date of this Form 12b-25. The Fund does not undertake, and expressly disclaims, any duty to publicly update these statements, whether as a result of new information, new developments or otherwise, except to the extent that disclosure is required by law.

CIM OPPORTUNITY ZONE FUND, L.P.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned duly authorized.

CIM OPPORTUNITY ZONE FUND, L.P.

Date: April 1, 2024	By :	/s/ Nathan D. DeBacker
Nathan D. DeBacker
Chief Accounting Officer (Principal Financial Officer)